May 21, 2008 Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attn: Chris White Branch Chief Accountant

Re:	ENSCO International Incorporated Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 001-08097

Ladies and Gentlemen:

Following is our response to your letter dated March 27, 2008. In order to facilitate your review, we have repeated each of your numbered comments in bold italics followed immediately by our response to that particular comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Contact Drilling Expense, page 31

1.	Please clarify why you have excluded depreciation expense from cost of revenues when discussing your geographic results of operations. Please explain why you do not consider depreciation expense part of your costs of revenue.

We consider depreciation expense part of our costs of revenue and it is separately addressed in Management's Discussion and Analysis of Financial Condition and Results of Operations. However, we have concluded there is no benefit to providing a discussion of depreciation expense by geographic region.

We conduct business through a single worldwide operating segment. We provide a discussion of revenue and contract drilling expense by geographic region because changes in regional drilling rig supply and demand as well as other regional market and industry conditions drive short-term fluctuations in revenue and contract drilling expense. We believe the relationship between fluctuations in revenue and contract drilling expense is important to an analysis of our operating results. Analysis of these fluctuations by geographic region provides insight into our business and financial performance.

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Depreciation expense is not subject to short-term fluctuations resulting from changes in regional demand and/or supply of drilling rigs or other regional market and industry conditions. Unlike revenue and contract drilling expense, the depreciation expense attributable to a specific drilling rig does not change when that drilling rig is moved between geographic regions.

Fluctuations in our depreciation expense are primarily driven by capital investments in our drilling rigs and equipment. We generally do not make capital investment decisions based on the geographic location of a drilling rig. Accordingly, we do not believe that fluctuations in deprecation expense at a geographic region level are important to an analysis of our operating results. Furthermore, we believe that including depreciation expense with the discussion of revenue and contract drilling expense would potentially distract a reader of the financial statements from the key trends and developments in the geographic regions we are attempting to highlight.

Consolidated Statement of Income, page 47

2.	Clarify how your current presentation of costs and expenses applicable to revenues complies with Rule 5-03(b)(2) of Regulation S-X. In this respect, it appears that contract drilling expense and the majority of your depreciation expense represents the cost of your revenues. However, this is not apparent from your current presentation. If depreciation expense should be included in your cost of revenues, please revise future filings to include the parenthetical disclosure required by SAB Topic 11.B.

We confirm that contract drilling expense and substantially all depreciation expense represent the cost of our revenues. An analysis of our reported depreciation expense is as follows (amounts in millions):

	Quarter
	Ended
Type of	March 31,	Year ended December 31,
depreciation expense	2008	2007	2006	2005

Cost of revenue	$47.0	$180.2	$171.3	$149.8
General and administrative	.5	4.1	3.7	3.6

Total	$47.5	$184.3	$175.0	$153.4

Cost of revenue depreciation as
a percentage of total depreciation	98.9%	97.8%	97.9%	97.7%
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We will revise our presentation of costs and expenses applicable to revenue in future filings in the following manner, which we believe is consistent with the requirements of SAB Topic 11.B and in compliance with Rule 5-03(b)(2) of Regulation S-X:

As previously filed	In future filings
OPERATING EXPENSES	OPERATING EXPENSES
Contract drilling	Contract drilling (exclusive of depreciation)
Depreciation	Depreciation
Note 8 - Income Taxes Intercompany transfer of drilling rigs, page 67
3.	We note that the sale of three drilling rigs between subsidiaries during December 2007 resulted in a $96.5 million tax liability by the selling subsidiary which will be paid in 2008. We further note that recognition of the income tax payable has been recorded as a deferred charge and is being amortized on a straight-line basis over the useful lives of the rigs. Please clarify for us and revise future filings to disclose how you accounted for the pretax profit from the intercompany sale of the drilling rigs in your consolidated financial statements. In addition, please revise future filings to disclose where the deferred charge for income taxes payable is recorded on your balance sheet and the amount of amortization expense reported each period.

The pretax profit of the selling subsidiary resulting from the intercompany sale of three drilling rigs has been eliminated from our consolidated financial statements. Similarly, the carrying value of the three rigs in our consolidated financial statements remains at the historical net depreciated cost prior to the intercompany sale and does not reflect the asset retirement transaction of the selling subsidiary or the asset acquisition transaction of the acquiring subsidiary. We will include this disclosure in future filings.

The $96.5 million of income tax that was deferred in connection with the intercompany sale of three drilling rigs is classified as "other assets, net" on our consolidated balance sheet. We will disclose this in future filings, as well as the amount of amortization expense reported for each period presented.

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Note 11 - Segment Information, page 71
4.	Clarify how you determined that you have one reportable segment based on the guidance of SFAS 131, paragraphs 10 through 15. In this respect, it appears your chief operating decision-maker reviews the results of your geographic regions for purposes of allocating resources and evaluating financial performance based on your MD&A disclosure. If this is correct, please clarify how you determined that your geographic regions are not components of your enterprise that meet the definition of separate operating segments pursuant to SFAS 131, paragraph 10.

We operate in a single worldwide market and manage our business activities accordingly. Global demand for offshore drilling rigs and the resulting contract opportunities that arise from such demand are the primary and critical metric of our business. Our drilling rigs are mobile, as are those of our competitors, and we move them as necessary in response to customer requirements, including between major geographic regions. We pursue worldwide contract opportunities for our fleet of drilling rigs through centralized marketing and decision making (out of necessity).

Our chief operating decision maker ("CODM"), which consists of a small group of senior executive officers, does not make decisions involving the allocation of resources to the drilling rigs in a geographic region based on the operating results of the geographic region. Our CODM makes decisions relative to the allocation of resources based on the types and capabilities of drilling rigs being requested by our customers, as well as perceptions and estimations of future customer requirements. Furthermore, allocations of resource decisions are made in connection with evaluations of our entire/single worldwide fleet of rigs, not the rigs in a particular geographic region. Accordingly, our drilling rigs in a particular geographic region do not meet the definition of an operating segment in paragraph 10 of SFAS 131.

As part of our determination that we have only one operating segment, we also considered that discrete financial information is available by geographic region and that we employ geographic region managers. However, the discrete financial information relating to our geographic regions has minimal impact on decisions involving the allocation of resources to drilling rigs and is used primarily to monitor and evaluate contract execution, operations performance and cost control. Similarly, our geographic region managers primarily focus on contract execution, operations performance, cost control and the collection of marketing information. While geographic region managers contribute to the pursuit of contract opportunities within their geographic region, they are unable to fully manage marketing and contracting of drilling rigs and make asset investment and deployment decisions due to their lack of visibility into worldwide contract opportunities and the worldwide availability and movement of drilling rigs. Our drilling rigs in a given geographic region are marketed on both a regional and worldwide basis and we are regularly invited by customers to bid our drilling rigs on contracts that require relocation to other geographic regions. Accordingly, our drilling rigs in a given geographic region cannot be managed as an operating segment or otherwise operated as an autonomous business.

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Although we have only one operating segment, we provide a discussion of revenue and contract drilling expense by geographic region in Management's Discussion and Analysis of Financial Condition and Results of Operations because changes in regional drilling rig supply and demand as well as other regional market and industry conditions drive short-term fluctuations in revenue and contract drilling expense. We believe the relationship between fluctuations in revenue and contract drilling expense is important to an analysis of our operating results and an analysis of these fluctuations by geographic region provides insight into our business and financial performance. We also provide backlog information and certain information about our drilling rigs by geographic region in other parts of our annual report on Form 10-K. We believe information regarding our backlog and drilling rigs is significant to a reader of the financial statements when analyzed with our operating results. Therefore, we believe it is important to present information on our operating results, backlog and drilling rigs in a consistent manner.

In response to your request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions or require additional information you may contact the undersigned or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.
Sincerely, /s/ James W. Swent III James W. Swent III Senior Vice President and Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP Bob Carroll, U.S. Securities & Exchange Commission

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